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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46410

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31//07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **ALFS, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Sanders Road
(No. and Street)

Northbrook (City) **IL** (State) **60062** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marian Goll **847-402-3831**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/24
CM

OATH OR AFFIRMATION

I, Marian Goll, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ALFS, INC. for the year ended December 31, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Marian Goll 2/25/08

Signature Date

Treasurer

Title

Miguel Saucedo

Notary Public

OFFICIAL SEAL
MIGUEL SAUCEDO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/04/08

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Operations).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALFS, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
ALFS, Inc.
Northbrook, IL

We have audited the accompanying statement of financial condition of ALFS, Inc. (the "Company") (a wholly owned subsidiary of Allstate Life Insurance Company) as of December 31, 2007, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ALFS, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2008

ALFS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH	$ 203,045
RECEIVABLE FROM ALLSTATE LIFE	35,648
OTHER ASSETS	17,129
TOTAL	$ 255,822

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Wholesaling and marketing expense payable	$ 21,435
Income taxes payable to affiliate	12,250
Accounts payable and accrued expenses	11,179
Total liabilities	44,864
SHAREHOLDER'S EQUITY:	
Common stock — $10 par value, 10,000 shares authorized and 250 shares issued and outstanding	2,500
Additional capital paid in	134,500
Retained earnings	73,958
Total shareholder's equity	210,958
TOTAL	$ 255,822

See notes to financial statements.

ALFS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Underwriting revenue	$361,273
Other revenue	56,477
Total revenues	417,750
EXPENSES:	
Wholesaling and marketing expenses	348,162
General and administrative expenses	41,788
Regulatory fees and other expenses	58,782
Less amounts reimbursed by Allstate Life	(65,982)
Total expenses	382,750
INCOME FROM OPERATIONS BEFORE INCOME TAXES	35,000
INCOME TAX	12,250
NET INCOME	$ 22,750

See notes to financial statements.

ALFS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Capital Paid In	Retained Earnings	Total Shareholder's Equity
BALANCE — Beginning of year	$ 2,500	$ 134,500	$ 51,208	$ 188,208
Net income			22,750	22,750
BALANCE — End of year	$ 2,500	$ 134,500	$ 73,958	$ 210,958

See notes to financial statements.

ALFS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 22,750
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Other assets	1,309
Receivable from Allstate Life	67,275
Wholesaling and marketing expense	(70,364)
Income taxes payable	12,250
Accounts payable and accrued expenses	3,079
Net cash provided by operating activities	36,299
NET INCREASE IN CASH	36,299
CASH — Beginning of year	166,746
CASH — End of year	$ 203,045

See notes to financial statements.

1. GENERAL

Basis of Presentation — The accompanying financial statements include the accounts of ALFS, Inc. (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), which is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Nature of Operations — The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA was created through the consolidation of the member firm regulatory functions of the National Association of Securities Dealers ("NASD") and the New York Stock Exchange.

The Company underwrites certain SEC-registered variable annuity, variable life, and variable universal life contracts, which are issued by Allstate Life or one of its affiliates (collectively, the "Affiliates") and contracts with affiliated and unaffiliated broker-dealers to sell these contracts. The Company also distributes certain insurance products issued by Allstate Life, which are exempt from registration with the SEC, but are required to be sold by persons appropriately registered with FINRA. The Company earns and receives from Allstate Life a distribution fee for variable annuity contracts underwritten by the Company in exact proportion to wholesaling and marketing support expenses incurred and paid to an unaffiliated third party. The Company earns no revenue in association with its underwriting activities related to variable life and variable universal life contracts or in association with the distribution of the insurance products issued by Allstate Life. The Company is reimbursed by Allstate Life for all expenses incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Underwriting Revenues — Underwriting revenues reflect distribution fees due from Allstate Life for variable annuity contracts underwritten by the Company. A receivable is established for fees earned but not yet collected.

Wholesaling and Marketing Expense — Wholesaling and marketing expenses are expensed as incurred and reflect amounts due to an unaffiliated third party for wholesaling and marketing support provided to an affiliated broker dealer for variable annuity contracts underwritten by the Company. A payable is established for expenses incurred but not yet paid.

Regulatory Fees and Other Expenses — Regulatory fees and other expenses are expensed as incurred and reflect FINRA licensing fees, advertising costs, state filing fees, commission expenses, and other costs incurred in the normal course of business. Allstate Life reimburses these expenses on a quarterly basis. A receivable is established for amounts incurred but not yet reimbursed.

General and Administrative Expenses — General and administrative expenses reflect costs allocated to the Company from Allstate Life or other affiliates of the Corporation for providing administrative activities to the Company. Allstate Life reimburses these expenses on a quarterly basis. A receivable is established for amounts incurred but not yet reimbursed.

Income Taxes — The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax basis of assets and liabilities at the enacted tax rates.

The Company had no differences between the financial statement and tax basis of assets and liabilities at December 31, 2007.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48").

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 requires an entity to recognize the tax benefit of uncertain tax positions only when it is more likely than not, based on the position's technical merits, that the position would be sustained upon examination by the respective taxing authorities. On January 1, 2007, the Company adopted the provisions of FIN 48, which were effective for fiscal years beginning after December 15, 2006. No cumulative effect of a change in accounting principle or adjustment to the liability for unrecognized tax benefits was recognized as a result of the adoption of FIN 48. Accordingly, the adoption of FIN 48 did not have an effect on the results of operations or financial position of the Company (see Note 4).

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2007, the Company had net capital, as defined under the Rule, of $179,616, which was $174,616 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 25% of its net capital.

4. INCOME TAXES

The Company currently joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company paid to or received from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Company had no liability for unrecognized tax benefits at December 31, 2007, and there was no activity related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

The Company incurred income taxes of $12,250 in 2007.

The effective tax rate on income from operations is equal to the statutory federal income tax rate of 35%.

5. RELATED-PARTY TRANSACTIONS

Allstate Life reimburses the Company for all expenses incurred in the underwriting and distributing of certain SEC-registered variable annuity, variable life, and variable universal life contracts, which include regulatory fees and other expenses, as well as allocations for corporate services and administrative costs from Allstate Life. During the year ended December 31, 2007, the Company incurred expenses of $65,982. The Company received net reimbursements from Allstate Life of $62,893 and $14,213 is due at December 31, 2007.

The Company earned underwriting revenue of $361,273 for underwriting services provided to Allstate Life. At December 31, 2007, $21,435 is due from Allstate Life for distribution fees earned.

The Company earns commission revenue and incurs equal commission expense on variable annuity and variable universal life contracts sold by wholesalers registered with the Company and affiliated with Lincoln Benefit Life Company ("LBL"), a wholly owned subsidiary of Allstate Life. The contracts are issued by LBL and LBL pays the commissions to the wholesalers on behalf of the Company. In 2007, the Company earned commission revenue and incurred commission expense of $21,477 in accordance with this arrangement. This commission revenue and commission expense is included as a component of the other revenues and regulatory fees and other expenses, respectively, in the Statement of Operations.

6. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

* * * * * *

SUPPLEMENTAL SCHEDULES

ALFS, INC.

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007**

NET CAPITAL

TOTAL SHAREHOLDER'S EQUITY	$ 210,958
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15C3-1:	
Nonallowable assets:	
Other assets	17,129
Receivable from Allstate Life	14,213
Total nonallowable assets	31,342
NET CAPITAL	$ 179,616
AGGREGATE INDEBTEDNESS	$ 44,864
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 2,990
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 174,616
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	25%

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X17a-5, as of December 31, 2007, filed on January 25, 2008.

ALFS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder of
ALFS, Inc.
Northbrook, IL

In planning and performing our audit of the financial statements of ALFS, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 25, 2008), in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 25, 2008

END